SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

EQUITY OFFICE PROPERTIES TRUST
(Name of Issuer)

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $.01
(Title of Class of Securities)

294741103
(CUSIP Number)

ANN F. CHAMBERLAIN, ESQ.
RICHARDS & O'NEIL, LLP
885 THIRD AVENUE
NEW YORK, NEW YORK
10022-4873
(212) 207-1200
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

FEBRUARY 11, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /

                                  SCHEDULE 13D

CUSIP NO. 294741103

(1)       Name of reporting person....................  STICHTING PENSIOENFONDS VOOR
                                                        DE GEZONDHEID GEESTELIJKE EN
                                                        MAATSCHAPPELIJKE BELANGEN

          S.S. or I.R.S. identification Nos. of above
          persons.....................................

(2)       Check the appropriate box if a member of a    (a)  / /
          group (see instructions)
                                                        (b)  / /

(3)       SEC use only................................

(4)       Source of funds (see instructions)..........  WC/OO

(5)       Check if disclosure of legal proceedings is
          required pursuant to items 2(d) or 2(e).....  / /

(6)       Citizenship or place of organization........  The Netherlands
Number of shares beneficially owned by each
reporting person with:

(7)       Sole voting power...........................  2,542,100

(8)       Shared voting power.........................  0

(9)       Sole dispositive power......................  2,542,100

(10)      Shared dispositive power....................  0

(11)      Aggregate amount beneficially owned by each
          reporting person............................  22,044,253

(12)      Check box if the aggregate amount in Row
          (11) excludes certain shares (see
          instructions)...............................  / /

(13)      Percent of class represented by amount in
          Row (11)....................................  7.38%

(14)      Type of reporting person (see instructions).  OO


EQUITY OFFICE PROPERTIES TRUST SCHEDULE 13D

ITEM 1.           SECURITY AND ISSUER.

         This Statement relates to the common shares of beneficial interest of Equity Office Properties Trust ("EOP" or the "Company") which, to the best knowledge of the person filing this Statement, is a real estate investment trust organized under the laws of Maryland with principal executive offices at Two North Riverside Plaza, Chicago, IL 60606.

ITEM 2.           IDENTITY AND BACKGROUND.

         This Statement is filed by Stichting Pensioenfonds voor de Gezondheid Geestelijke en Maatschappelijke Belangen ("PGGM" or the "REPORTING PERSON").

         (a) Stichting Pensioenfonds voor de Gezondheid Geestelijke en Maatschappelijke Belangen.

         (b) The business address of PGGM is Kroostweg-Noord 149, 3700 AC Zeist, The Netherlands. The name and business address of each executive officer and director of PGGM is set forth on EXHIBIT A and is incorporated by reference herein.

         (c) The principal business of PGGM is to serve as a pension fund in The Netherlands which invests for the benefit of health care industry workers, including nurses and medical technicians, but excluding self-employed doctors. The present principal occupation of each executive officer and director of PGGM is set forth on EXHIBIT A and is incorporated by reference herein.

         (d) Neither PGGM nor any of its executive officers or directors has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

         (e) Neither PGGM nor any of its executive officers or directors has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it or he or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, decree or final order.

         (f) PGGM is a "stichting" organized under the laws of The Netherlands. The citizenship of each executive officer and director of PGGM is set forth on EXHIBIT A and is incorporated by reference herein.

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Pursuant to the Agreement and Plan of Merger, dated February 11, 2000 (the "MERGER AGREEMENT"), between EOP, EOP Operating Limited Partnership ("EOP PARTNERSHIP"), Cornerstone Properties Inc. ("CORNERSTONE") and Cornerstone Properties Limited Partnership ("CORNERSTONE PARTNERSHIP"), subject to the conditions set forth therein, Cornerstone will merge with and into EOP and Cornerstone Partnership will merge with and into EOP Partnership.

         Upon the consummation of the transactions contemplated under the Merger Agreement, holders of common stock of Cornerstone ("CORNERSTONE COMMON STOCK"), and holders of Class A common units of limited partner interest of Cornerstone Partnership ("CORNERSTONE OP UNITS"), shall be entitled to elect to receive, for each share or unit, as the case may be, either 0.7009 of a share of beneficial interest of EOP ("COMMON SHARES") (or, in the case of the Cornerstone OP Units, 0.7009 of a Class A Unit of EOP Partnership ("EOP OP UNITS")), or $18.00 per share (or per unit, as the case may be) in cash, subject to proration as provided in the Merger Agreement.

         Upon the consummation of the transactions contemplated under the Merger Agreement, the 45,779,703 common shares of Cornerstone owned by PGGM as of the date hereof will be converted at the Effective Time of the Merger (as each term is defined in the Merger Agreement) into 19,502,153 EOP Common Shares (assuming pro rata conversion of the outstanding shares of Cornerstone

Common Stock held by all holders of such shares into the right to receive $7.06 in cash and .7009 Common Shares of EOP). Immediately prior to the execution of the Merger Agreement, PGGM beneficially owned 2,542,100 shares of Common Shares, which it purchased on the open market with funds from its working capital.

ITEM 4.           PURPOSE OF TRANSACTIONS.

         The Reporting Person has acquired Common Shares previously and intends to acquire the Common Shares included in this Statement for investment. PGGM also intends to influence the control of the Company inasmuch as it has the right to designate one member to the Board of Trustees of the Company (the "COMPANY BOARD") under certain conditions as described below in Item 6. PGGM may sell and buy Common Shares from time to time, subject to the restrictions contained in the Voting Agreement and the Amended and Restated Registration Rights and Voting Agreement described below in Item 6.

         The Reporting Person has no plan or proposal which relates to or would result in any of the actions enumerated in Item 4 of Schedule 13D, except as described in Item 6 below.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a) Pursuant to the Merger Agreement (assuming the transactions contemplated thereunder are consummated) PGGM will acquire 19,502,153 Common Shares (assuming pro rata conversion of the outstanding shares of Cornerstone Common Stock held by all holders of such shares into the right to receive $7.06 in cash and .7009 Common Shares of EOP). As of the date hereof, PGGM has beneficial ownership of 2,542,100 Common Shares. Upon consummation of the transactions contemplated under the Merger Agreement, PGGM will beneficially own approximately 7.38% of the outstanding Common Shares (calculated by dividing (1) the sum of (i) the number of Common Shares that PGGM will acquire in the Merger (19,502,153) plus (ii) the number of Common Shares beneficially owned as of the date hereof by PGGM (2,542,100) by (2) the sum of (i) the number of Common Shares issued and outstanding as of January 31, 2000 (248,812,828) plus (ii) the number of Common Shares to be issued in the Merger (49,824,682) (assuming pro rata conversion of the outstanding shares of Cornerstone Common Stock held by all holders of such shares into the right to receive $7.06 in cash and .7009 Common Shares of EOP). The above calculation assumes that (i) prior to the Effective Time of the Merger, the number of outstanding shares of Cornerstone Common Stock and Common Shares of EOP will not change and (ii) no Cornersone OP Units will be converted into shares of Cornerstone Common Stock.

         (b) As of the date of filing of this Schedule 13D, the Reporting Person has the power to vote or to direct the vote of or the power to dispose or direct the disposition of the Common Shares that are beneficially owned by it as follows:

                                Beneficial                                                           No Right to
                                Ownership             Right to Vote           Right to Dispose       Vote or Dispose
                                ---------             -------------           ----------------       ---------------

PGGM                           22,044,253(1)            2,542,100                2,542,100             19,502,153


(1)   See last sentence of paragraph (a) of Item 5.

         (c) The Reporting Person acquired 85,900 Common Shares of EOP at a price of $22.75 per share on December 20, 1999 in an open market transaction. The Reporting Person disposed of 17,200 Common Shares of EOP at a price of $25.56 on January 28, 2000 in an open market transaction.

         (d)      None.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except for the information set forth in Items 3, 4, and 5 of this
Schedule 13D, the Merger Agreement and as described below in this Item 6, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the Common Shares.

         1.       VOTING AGREEMENT

         In connection with the transactions contemplated by the Merger Agreement, EOP, EOP Partnership, WCP Services, Inc. ("WCP") and PGGM entered into a Voting Agreement (the "VOTING AGREEMENT"), dated as of February 11, 2000, a copy of which is attached as EXHIBIT B hereto.

         A.       DISPOSITION OF CORNERSTONE COMMON SHARES

         From the date of the Voting Agreement until the earlier of the date on which the transactions contemplated by the Merger Agreement are consummated or 30 days after the date on which the Merger Agreement is terminated, PGGM may not, directly or indirectly, (i) sell, transfer, pledge, encumber, assign or otherwise dispose of (or enter into any contract or other understanding with respect to any of the foregoing) common shares of Cornerstone; (ii) grant any proxies for any common shares of Cornerstone or deposit any common shares of Cornerstone into a voting trust with respect to any matters described in (i) above; (iii) tender any common shares of Cornerstone in a transaction other than a transaction contemplated by the Merger Agreement; or (iv) take any action which is intended to prevent or disable PGGM from performing its obligations under the Voting Agreement. Notwithstanding the foregoing, PGGM may transfer its common shares of Cornerstone so long as the transferee thereof agrees in writing by the terms of the Voting Agreement.

         B.       VOTING

         From the date of the Voting Agreement until the earlier of (i) the date on which the transactions contemplated by the Merger Agreement are consummated or (ii) 30 days after the date on which the Merger Agreement is terminated, PGGM shall cast or cause to be cast all votes attributable to its shares of Cornerstone in connection with any meeting to vote (i) in favor of adoption of the Merger Agreement and approval of all transactions contemplated by the Merger Agreement and (ii) against approval or adoption of any action or agreement (other than the Merger Agreement and the transactions contemplated thereby) made or taken in opposition to or in competition with the transactions contemplated by the Merger Agreement.

         C.       REGISTRATION RIGHTS AGREEMENT

         Pursuant to Section 6 of the Voting Agreement, PGGM and EOP agree that, effective upon the Effective Time of the Merger, each of PGGM and EOP will be bound by the Amended and Restated Registration Rights and Voting Agreement (the "REGISTRATION RIGHTS AGREEMENT") by and among Cornerstone, PGGM and Dutch Institutional Holding Company, Inc. ("DIHC"), dated December 16, 1998, with certain amendments thereto as provided in the Voting Agreement. The Registration Rights

Agreement is attached as EXHIBIT C hereto. Applicable provisions of the Registration Rights Agreement (as amended by the Voting Agreement) are described in Paragraph 2 below.

         D.       TRUSTEES

         Section 7 of the Voting Agreement provides that not later than the third business day after the Effective Time of the Merger, Jan van der Vlist, Director of Real Estate Investments for PGGM ("MR. VAN DER VLIST") shall become a trustee of EOP, to serve on the Company Board for a term expiring in 2003. Upon the expiration of the term of Mr. Van der Vlist in 2003 and 2006, so long as PGGM and its affiliates continue to own in the aggregate at least 21,000,000 (as adjusted for stock splits, etc.) Common Shares at all times up to the meeting of shareholders at which trustees are being elected in such years, EOP shall take all action necessary to nominate Mr. Van der Vlist for re-election as a trustee of EOP for an additional three-year term. In the event that Mr. Van der Vlist shall fail to stand for re-election as aforesaid for any reason in either 2003 or 2006 or in the event of his earlier death or resignation, and so long as PGGM and its affiliates continue to own in the aggregate at least 21,000,000 (as adjusted for stock splits, etc.) Common Shares at such time, EOP shall take all action necessary to nominate a replacement designated by PGGM, which replacement shall be subject to the approval of EOP if such replacement is not a director, officer or employee of PGGM, for an additional three-year term.

         2.       RESTATED REGISTRATION RIGHTS AGREEMENT

         All references herein to the Registration Rights Agreement include all amendments thereto as contemplated by the Voting Agreement, which amendments shall become effective upon the Effective Time of the Merger.

                  A.       REGISTRATION RIGHTS

         DEMAND REGISTRATION. The Registration Rights Agreement provides that, subject to certain limitations, PGGM will have the right to demand, on no more than eight occasions, that the Company register all or a portion of the Common Shares issued to PGGM in connection with the Merger Agreement, subject to a requirement that the market value of the shares requested to be registered as of the date of any demand must equal or exceed $75 million (or the total aggregate amount of shares held by PGGM, if less than $75 million). The Company must use its commercially reasonable efforts to effect any such registration on demand and will have the ability to defer the filing of a registration statement relating to a demand in certain circumstances.

         SHELF REGISTRATION. Within 20 days after the request of PGGM following the Effective Time of the Merger, the Company will use its commercially reasonable effects to cause the registration of all of the Common Shares issued to PGGM in connection with the Merger Agreement on a registration statement which provides for the offering of such securities on a delayed or continuous basis. Prior to selling Common Shares under such registration statement, PGGM must give written notice to the Company of its intent to sell Common Shares. The Company will have the right in certain circumstances to defer such intended sales.

         PIGGYBACK REGISTRATION. In the event that the Company exercises its rights to defer a requested registration, suspend the effectiveness of the shelf registration or sales of Common Shares by PGGM due to a contemplated public offering of Common Shares, PGGM will have the right to include its shares in the Company's registration statement relating to such public offering. These piggyback registration rights will be subject to certain customary limitations as well as limitations contained in the other agreements between the Company and its stockholders.

         All such registrations will be at the expense of the Company, except that PGGM will bear all underwriting discounts and commissions and fees and expenses of its own counsel.

                  B.       STANDSTILL AGREEMENT

         PGGM agrees, pursuant to the Registration Rights Agreement, that until 90 days after the date on which no trustee nominated by PGGM as described in paragraph 1D above remains a trustee of the Company Board, it shall not:

                  (i) directly or indirectly purchase or otherwise acquire, or propose or offer to purchase or otherwise acquire, any "Equity Securities" (as defined below) if, immediately after such purchase or acquisition, PGGM and its affiliates would own 12% or more of the Common Shares;

                  (ii) directly or indirectly propose to the Company or any person or entity a "Business Combination" (as defined below);

                  (iii) make, or in any way participate in, any "solicitation" of "proxies" to vote (as such terms are used in the rules promulgated by the Securities Exchange Commission under Section 14(a) of the Securities Exchange Act of 1934 (the "EXCHANGE ACT") or seek to advise, encourage or influence any person or entity with respect to the voting of any shares of capital stock of the Company, initiate, propose or otherwise solicit stockholders of the Company for the approval of one or more stockholder proposals or induce or attempt to induce any other person or entity to initiate any stockholder proposal; or

                  (iv) deposit any equity securities of the Company into a voting trust or subject any equity securities to any arrangement or agreement with respect to the voting of such securities or form, join or in any way participate in a "group" (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any equity securities, except as contemplated by this Agreement.

         The Registration Rights Agreement provides that nothing in the provisions described in clauses (i), (ii), (iii) and (iv) above limits the ability of a trustee to function in his capacity as a member of the Company Board.

         The foregoing standstill provision may be waived by the Company only upon the approval of a majority of its Board, excluding any trustee nominated by PGGM, and is not applicable to actions approved by the majority of the Company Board, excluding any trustee nominated by PGGM in circumstances in which any trustee nominated by PGGM is an "interested director" under Section 2-419 of the Maryland General Corporation Law.

         "Business Combination" means any one of the following transactions:

                  (i) Any merger or consolidation of the Company or any subsidiary thereof with any person or entity (other than the Company);

                  (ii) Any sale, lease exchange, mortgage, pledge, transfer or other disposition by the Company (in one transaction or a series of transactions) to or with any person or entity of all or a substantial portion of the assets of the Company and its subsidiaries taken as a whole;

                  (iii) The adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of the Reporting Person or any affiliate thereof; or

                  (iv) Any reclassification of securities (including any reverse stock split), recapitalization of the Company, or any merger or consolidation of the Company with any subsidiary thereof or any other transaction to which the Company is a party which has the effect, directly or indirectly, of increasing the proportionate share of the Reporting Person or any affiliate thereof (whether or not with or into or otherwise involving PGGM or any affiliate of PGGM).

         "Equity Security" means any (i) Common Shares, (ii) securities of the Company convertible into or exchangeable for Common Shares, and (iii) options, rights, warrants and similar securities issued by the Company to acquire Common Shares.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT A contains the name, citizenship, office, business address and present principal occupation of each executive officer and director of PGGM.

         EXHIBIT B is the Voting Agreement between EOP, EOP Partnership, WCP and PGGM, dated February 11, 2000, the provisions of which are described in this
Schedule 13D.

         EXHIBIT C is the Amended and Restated Registration Rights and Voting Agreement entered into by PGGM, DIHC and Cornerstone on December 16, 1998, certain provisions of which are described in this Schedule 13D.

SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  February 18, 2000

                                    STICHTING PENSIOENFONDS VOOR DE
                                    GEZONDHEID GEESTELIJKE EN
                                    MAATSCHAPPELIJKE BELANGEN

                                    By:  /s/ Jan H.W.R. van der Vlist
                                       --------------------------------------
                                         Name:  Jan H.W.R. van der Vlist
                                         Title: Director of Real Estate

                                    By:  /s/ Anneke C. van de Puttelaar
                                       --------------------------------------
                                         Name:  Anneke C. van de Puttelaar
                                         Title: Portfolio Manager Real Estate

EXHIBIT A

         The name, citizenship, business address and present principal occupation of each executive officer and director of PGGM is as follows:



Name and Citizenship                        Present principal office               Occupation and Address
--------------------                        ------------------------               ----------------------

Dick J. de Beus (Mr.)                       Executive Officer                      Pensioenfonds PGGM
(The Netherlands)                           Chairman, Board of Managing            Kroostweg-Noord 149
                                            Directors                              P.O. Box 117
                                                                                   3700 AC Zeist
                                                                                   The Netherlands

Roderick M.S.M. Munsters (Mr.)              Executive Officer, Managing            Pensioenfonds PGGM
(The Netherlands)                           Directors Investments                  Kroostweg-Noord 149
                                                                                   P.O. Box 117
                                                                                   3700 AC Zeist
                                                                                   The Netherlands

Heino J. van Essen (Mr.)                    Executive Officer, Managing            Pensioenfonds PGGM
(The Netherlands)                           Directors Pensions                     Kroostweg-Noord 149
                                                                                   P.O. Box 117
                                                                                   3700 AC Zeist
                                                                                   The Netherlands

J.C.J. Lammers (Mr.)                        Chairman of the Board of               Leidsegracht 25
(The Netherlands)                           PGGM                                   1017 NA Amsterdam
                                                                                   The Netherlands

W.L. Bonhof (Mr.)                           Board Member,                          Zon en Schild
(The Netherlands)                           Vice Chairman                          Utrechtseweg 266
                                                                                   P.O. Box 3051
                                                                                   3800 DB  Amersfoort
                                                                                   The Netherlands

A.T.J. Krol (Mr.)                           Board Member                           Vereniging Gehandicapten-zorg
(The Netherlands)                                                                  Nederland (VGN)
                                                                                   P.O. Box 9696
                                                                                   3506 GR Utrecht
                                                                                   The Netherlands

J. Wagenaar (Mr.)                           Board Member                           NVZ vereniging voor ziekenhuizen
(The Netherlands)                                                                  P.O. Box 9696
                                                                                   3506 GR Utrecht
                                                                                   The Netherlands

J. Hillenius (Mr.)                          Board Member,                          Meije 342
(The Netherlands)                           Vice Chairman                          3474 ME Zegveld
                                                                                   The Netherlands


Name and Citizenship                        Present principal office               Occupation and Address
--------------------                        ------------------------               ----------------------

W.H. de Weijer (Mr.)                        Board Member                           Zorg en Wonen
(The Netherlands)                                                                  Zaanstreek/Waterland
                                                                                   P.O. Box 68
                                                                                   1440 AB Purmerend
                                                                                   The Netherlands

H.D. Cornelissen (Mr.)                      Board Member                           Professor
(The Netherlands)                                                                  Duboisstichting
                                                                                   P.O. Box 694
                                                                                   5900 AR Venlo
                                                                                   The Netherlands

J.W. Dieten (Mr.)                           Board Member                           ABVAKABO
(The Netherlands)                                                                  (Trade Union)
                                                                                   P.O. Box 3010
                                                                                   2700 KT Zoetermeer
                                                                                   The Netherlands

A.J.M. van Huygevoort (Mr.)                 Board Member                           ABVAKABO
(The Netherlands)                                                                  (Trade Union)
                                                                                   P.O. Box 3010
                                                                                   2700 KT Zoetermeer
                                                                                   The Netherlands

J. F. van Pijpen (Mrs.)                     Board Member                           ABVAKABO
(The Netherlands)                                                                  (Trade Union)
                                                                                   P.O. Box 3010
                                                                                   2700 KT Zoetermeer
                                                                                   The Netherlands

E. de Bruin (Mr.)                           Board Member                           CFO (Trade union)
(The Netherlands)                                                                  P.O. Box 84500
                                                                                   2508 AM Den Haag
                                                                                   the Netherlands

K. Kruithof (Mr.)                           Board Member                           CFO (Trade Union)
(The Netherlands)                                                                  P.O. Box 84500
                                                                                   2508 AM Den Haag
                                                                                   The Netherlands

K. de Jong (Mr.)                            Board Member                           NU '91 (Trade Union)
(The Netherlands)                                                                  Leidseweg 63
                                                                                   P.O. Box 6001
                                                                                   3503 PA Utrecht
                                                                                   The Netherlands
